UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

On October 6, 2025, I-Mab (the “Registrant”) announced its results for the six months ended June 30, 2025, including the report and unaudited condensed consolidated financial statements included in this Form 6-K.

The information in this report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File Nos. 333-239871, 333-265684, 333-256603, 333-279842, and 333-290195) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: October 6, 2025

FORWARD-LOOKING STATEMENTS

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“the Exchange Act”). All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or the negative of such words or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they reflect our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions based on information currently available to us.

Such forward-looking statements included in this Form 6-K include, but are not limited to, statements relating to:

•
the timing of initiation and completion, and the progress of our drug discovery and research programs;
•
the timing and likelihood of regulatory filings and approvals;
•
our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;
•
the approval, pricing and reimbursement of our drug candidates;
•
the commercialization of our drug candidates;
•
the market opportunities and competitive landscape of our drug candidates;
•
the payment, receipt and timing of any milestone payments in relation to the licensing agreements;
•
estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
•
our ability to attract and retain senior management and key employees;
•
our future business development, financial condition and results of operations;
•
the expected impact of global business, political and macroeconomic conditions, including inflation, interest rate fluctuations and volatile market conditions, instability in the global banking system, and global events, including regional conflicts around the world, on our business, clinical trials, financial condition, liquidity and results of operations;
•
future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
•
our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
•
our ability to obtain and maintain protection of intellectual property for our technology and drug candidates;
•
the rate and degree of market acceptance and clinical utility of our drug candidates;
•
our ability to identify and integrate suitable acquisition targets, including Bridge Health Biotech Co., Ltd.;
•
changes to regulatory and operating conditions in our industry and markets;
•
the expected contingent consideration to be received from TJ Biopharma based on the achievement of certain future regulatory and sales based milestone events; and
•
the expected decrease of our research and development expenses and administrative expenses in the near future due to the divestiture of our Greater China assets and business operations, the strategic reprioritization of our drug candidates, and our internal restructuring in 2025.

These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 3, 2025 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our investors should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2025, as well as our audited consolidated financial statements and related notes for the year ended December 31, 2024 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”), on April 3, 2025.

In this MD&A, unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company,” the “Group” and “I-Mab” refer to I-Mab, a Cayman Islands exempted company, and its consolidated subsidiaries, unless the context otherwise required. This MD&A includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. For the periods presented in our condensed consolidated financial statements included elsewhere in this MD&A, our reporting currency is U.S dollars. All references in this MD&A to “$” are to U.S. dollars, and all references to “RMB” are to Renminbi. Tabular amounts are in U.S. dollars in thousands, except for share and per share amounts, unless otherwise noted. This MD&A contains certain translations of RMB amounts into U.S. dollars. We make no representation that the RMB or U.S. dollar amounts referred to in this MD&A could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Overview

We are a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. Our differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB) designed to treat Claudin 18.2-positive gastric cancers. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for first-line metastatic gastric cancers, with additional potential in other solid tumors.

Since the commencement of our operations in 2014, we have devoted most of our efforts and financial resources to organizing and staffing our operations, formulating business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical and clinical trials of our drug candidates. On February 6, 2024, we entered into definitive agreements to divest 100% equity interest in I-Mab Biopharma Co., Ltd, our divested People’s Republic of China (the “PRC”) subsidiary that operated our company’s business in China (the “Greater China assets and business operations”), including our rights to investigational drugs with Greater China rights that we divested, including (i) drug candidates we in-licensed from reputable global biopharmaceutical companies and (ii) drug candidates we developed or co-developed in-house (collectively, the “Greater China portfolio”), to I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”) for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. Greater China refers to the PRC, including, for the purposes of this report only, Hong Kong, Macau and Taiwan. After the completion of the divestiture on April 2, 2024, we no longer own any rights to the Greater China portfolio.

Recent Business Developments

Underwritten Offering

On August 1, 2025, we entered into an underwriting agreement with Leerink Partners LLC as the representative of the several underwriters named therein , in connection with our issuance and sale in an underwritten offering (the “Offering”) of 33,333,330 American depositary shares (“ADSs”), each 10 American depositary shares representing 23 ordinary shares, representing, in the aggregate, 76,666,659 ordinary shares, par value $0.0001 per share, of the Company at an offering price of $1.95 per ADS. Net proceeds from the Offering, after deducting underwriting discounts and commissions and offering expenses payable by us, were approximately $61.2 million.

We intend to use the net proceeds from the Offering, together with our existing cash and cash equivalents, to fund ongoing clinical development of our pipeline product candidates, including a randomized Phase 2 trial of givastomig, a bispecific Claudin 18.2

x 4-1BB antibody, intended to have sufficient power and size to generate clinically meaningful progression-free survival (PFS) data by end of 2027, and for working capital and other general corporate purposes.

Bridge Health

On July 17, 2025, our wholly owned subsidiary, I-Mab Biopharma Hong Kong Limited, entered into an Equity Purchase Agreement (the “Purchase Agreement”) to acquire 100% ownership of Bridge Health Biotech Co., Ltd. (“Bridge Health”). The transaction is expected to provide us with the rights to bispecific and multi-specific applications, (including bispecific and multi-specific antibodies and antibody drug conjugates (ADCs)), based on the Claudin 18.2 (CLDN18.2) parental antibody used in our CLDN18.2 x 4-1BB bispecific antibody, givastomig.

Under the terms of the Purchase Agreement, we will pay Bridge Health shareholders an upfront payment of $1.8 million and non-contingent payments of $1.2 million through 2027. In addition, Bridge Health shareholders may receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones. The transaction is expected to close in early fourth quarter 2025.

Key Factors Affecting Our Results of Operations

Our results of operations, financial condition, and the period-to-period comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Research and Development Expenses

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses and administrative expenses.

Research and development activities are central to our business model. We believe our ability to successfully develop drug candidates is the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including conducting preclinical studies and clinical trials, and activities related to regulatory filings for our drug candidates. Our research and development expenses primarily include the following:

•
costs related to development of our pipeline assets under all stages including preclinical testing or clinical trials;
•
patent license fees and other fees under the licensing, collaboration and development agreements with respect to our in-licensed drug candidates; and
•
employee salaries and related benefit costs, including share-based compensation expenses, for research and development personnel and key management.

Our research and development costs may increase period over period as we continue to support and advance the clinical trials of our drug candidates.

Administrative Expenses

Our administrative expenses consist primarily of employee salaries and related benefit costs. Other administrative expenses include service fees for legal, intellectual property, consulting and auditing services as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities.

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our drug candidates through our network of global partnerships and alliances. As we have not obtained marketing approval for a commercialized drug candidate, our historical revenues were primarily subject to the availability of payments from granting licenses to research, develop and otherwise exploit certain of our drug candidates, and supply of the investigational products thereof. For the six months ended June 30, 2025 and 2024, we did not generate any revenue.

In addition, after validating clinical safety and preliminary efficacy of a drug candidate in our Global portfolio in clinical trials in the United States, we may elect to out-license certain rights of such drug candidate, but we may choose to retain these rights for the United States or other countries or regions as we may deem fit. Before the commercialization of one or more of our drug candidates, we expect that the majority of our revenue will be generated from out-licensing our intellectual properties.

Funding for Our Operations

Historically, we have funded our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. In the future, in the event of successful commercialization of one or more of our drug candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. However, we believe we will need to raise additional capital to complete the development and commercialization of our other drug candidates. Such funding may take the form of public or private offerings, debt financing, collaborations, licensing arrangements or other sources.

Our Ability to Commercialize Our Drug Candidates

Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the applicable health authority. Currently, our pipeline consists of three clinical stage drug candidates. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of our drug candidates after we complete clinical development of, obtain regulatory approval for, and successfully commercialize such drug candidates, if ever.

Our Divestiture of the Greater China Assets and Business Operations

On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including our rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture on April 2, 2024, we do not own any rights to the Greater China portfolio, including the Greater China rights for givastomig, uliledlimab and lemzoparlimab. We no longer bear future development costs of our Greater China assets and business operations.

As a result of our divestiture of our Greater China assets and business operations, we have ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results from the second quarter of 2024 onwards.

Key Components of Results of Operations

The following results of operations relate to continuing operations.

Revenues

We did not generate any revenue for the six months ended June 30, 2025 and 2024.

Research and Development Expenses

Research and development expenses primarily consist of: (i) payroll and other related expenses, including share-based compensation of personnel engaged in research and development activities, (ii) fees associated with the exclusive development rights of our in-licensed drug candidates, (iii) fees for services provided by contract research organizations (“CROs”), investigators and clinical trial sites that conduct our clinical studies, and (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses.

Following the completion of the divestiture of our Greater China assets and business operations on April 2, 2024, our current research and development activities primarily relate to the clinical development of the following investigational drugs:

•
Givastomig, a bispecific antibody targeting CLDN18.2-positive tumor cells, that conditionally activates T cells via 4-1BB in the tumor microenvironment, with potential CLDN18.2 specificity even in tumors with low levels of CLDN18.2 expression;
•
Ragistomig, a bispecific, Fc-silent, antibody designed to provide anti-PD-L1 activity and conditional 4-1BB-driven T-cell activation in the tumor microenvironment; and
•
Uliledlimab, a monoclonal antibody designed to target CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment. In connection with our January 2025 strategic reprioritization of resources, we have paused internal development of uliledlimab while we await further data from TJBio Hangzhou’s ongoing, randomized Phase 2 study combining uliledlimab with a checkpoint inhibitor in China. The results of these studies will help inform any potential future development path of uliledlimab.

We incurred research and development expenses of $4.1 million and $11.3 million for the six months ended June 30, 2025 and 2024, respectively. Our research and development costs may increase period over period as we continue to support and advance the clinical trials of our drug candidates, including a global randomized Phase 2 study and additional Phase 1b cohorts for our lead program, givastomig.

Administrative Expense

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. For the six months ended June 30, 2025 and 2024, our administrative expenses amounted to $8.3 million and $14.4 million, respectively.

Interest Income

Interest income consists primarily of interest income derived from our term deposits.

Other Income (Expenses), Net

Other income (expenses), net consists primarily of the fair value changes and extinguishment of certain put right liabilities, net realized foreign exchange gains (losses), asset impairment loss, incentive payments from our ADS depository bank, rent expenses and sublease income.

Equity In Loss of Affiliates

Equity in loss of affiliates consists primarily of the loss recognized based on our proportionate ownership in TJBio Hangzhou, our unconsolidated investee prior to the equity transfer of our interests in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou.

Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods indicated. This information should be read together with our condensed consolidated financial statements and related notes. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2025	2024

Revenues
Licensing and collaboration revenue	$—	$—
Total revenues	—	—
Expenses
Research and development expenses	(4,071)	(11,265)
Administrative expenses	(8,309)	(14,378)
Total expenses	(12,380)	(25,643)
Loss from operations	(12,380)	(25,643)
Interest income	3,672	2,840
Other income, net	54	5,481
Equity in loss of affiliates	—	(1,038)
Loss from continuing operations before income tax expense	(8,654)	(18,360)
Income tax expense	—	—
Loss from continuing operations	$(8,654)	$(18,360)

Discontinued operations:
Loss from operations of discontinued operations	—	(6,898)
Income tax expense	—	—
Gain on sale of discontinued operations	—	34,364
Gain from discontinued operations	$—	$27,466

Net income (loss)	$(8,654)	$9,106

Other comprehensive income (loss):
Unrealized gain on available-for-sale debt securities, net of tax	$3,644	$—
Foreign currency translation adjustments, net of tax	11	746
Total comprehensive income (loss)	$(4,999)	$9,852

Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic and diluted	187,794,543	186,001,615
Net loss from continuing operations per share - basic and diluted	$(0.05)	$(0.10)
Net income from discontinued operations per share - basic and diluted	$—	$0.15
Net income (loss) per share - basic and diluted	$(0.05)	$0.05

Net loss from continuing operations per ADS - basic and diluted	$(0.11)	$(0.23)
Net income from discontinued operations per ADS - basic and diluted	$—	$0.34
Net income (loss) per ADS - basic and diluted	$(0.11)	$0.11

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024 for Continuing Operations

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in nominal amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Six Months Ended June 30,
	2025		2024
Direct clinical development expenses	$189	4.6%	$5,776	51.3%
Employee-related expenses	2,775	68.2%	3,730	33.1%
Other research and development expenses	1,107	27.2%	1,759	15.6%
Total	$4,071	100.0%	$11,265	100.0%

Our research and development expenses decreased by $7.2 million, or 63.9%, from $11.3 million for the six months ended June 30, 2024 to $4.1 million for the six months ended June 30, 2025, primarily due to reimbursements recognized under an existing collaboration agreement and lower contract research organization costs due to streamlined clinical pipeline activities.

Administrative Expenses

Our administrative expenses decreased by $6.1 million, or 42.2%, from $14.4 million for the six months ended June 30, 2024 to $8.3 million for the six months ended June 30, 2025, primarily due to a decrease in legal expenses and lower employee benefit and compensation expenses resulting from a lower headcount. This decrease was partially offset by a higher employee share-based compensation expense in the current period. The employee share-based compensation expense during the six months ended June 30, 2024 included forfeitures in connection with the divestiture of our Greater China assets and business operations.

Interest Income

We recorded interest income of $3.7 million and $2.8 million for the six months ended June 30, 2025 and 2024, respectively. The increase for the six months ended June 30, 2025 was primarily due to greater interest earned on cash balances as a result of cash management strategies.

Other Income, Net

We recorded other income, net of $0.1 million and $5.5 million for the six months ended June 30, 2025 and 2024, respectively. The change was primarily attributable to the changes in fair value and extinguishment of certain put right liabilities. The decrease was partially offset by smaller impacts from foreign exchange losses recognized during the current period.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of $1.0 million for the six months ended June 30, 2024 due to recognition of the employee stock ownership plan expenses from our unconsolidated investee as a result of the divestiture of the Greater China assets and business operations. There was no equity in loss of affiliates for six months ended June 30, 2025.

Critical Accounting Policies and Significant Judgments and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies and estimates is included in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 – Principal accounting policies— Recent Accounting Pronouncements of our condensed consolidated financial statements.

Liquidity and Capital Resources

Cash Flows and Working Capital

We incurred net losses and negative cash flows from our operations for the six months ended June 30, 2025 and 2024. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses from continuing operations of $8.7 million and $18.4 million for the six months ended June 30, 2025 and 2024, respectively. Our primary use of cash is to fund our research and development activities. We used $7.8 million and $50.1 million in cash for our continuing operating activities for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, we had cash and cash equivalents of $165.4 million and short-term investments of $0.2 million. Our cash and cash equivalents consist primarily of cash held in banks and securities with maturities of three months or less. Historically, we have financed our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. We will need to raise additional capital through various potential sources, such as equity and/or debt financings, strategic relationships, potential strategic transactions or out-licensing of our products.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2025	2024
Summary of Condensed Consolidated Statements of Cash Flows:
Net cash used in operating activities from continuing operations	$(7,840)	$(50,142)
Net cash generated from (used in) investing activities from continuing operations	104,965	(54,251)
Net cash used in financing activities from continuing operations	—	(335)
Net cash used in discontinued operations	—	(53,958)
Effect of exchange rate changes on cash and cash equivalents	16	(20)
Net increase (decrease) in cash and cash equivalents	97,141	(158,706)
Cash and cash equivalents, beginning of the year	68,263	310,667
Cash and cash equivalents, end of the year	$165,404	$151,961

We do not expect to generate any revenue from the sales of our products unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash, cash equivalents and short-term investments of $165.6 million, before giving effect to the approximately $61.2 million of net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us, raised in our Offering in August 2025, will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect our investors’ rights as ADS holders. The incurrence of indebtedness would result in increased fixed or variable obligations and could result in operating covenants that would restrict our operations, which could potentially dilute the interests of our shareholders. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

Operating Activities

Net cash used in operating activities from continuing operations for the six months ended June 30, 2025 was $7.8 million. Our net loss from continuing operations was $8.7 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to an increase in prepayments and other receivables of $1.5 million and non-cash benefits associated with share-based compensation of $0.6 million, partially offset by a decrease in accrued expenses and other payables of $(1.3) million.

Net cash used in operating activities from continuing operations for the six months ended June 30, 2024 was $50.1 million. Our net loss from continuing operations was $18.4 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to a decrease in prepayments and other receivables of $(22.7) million, certain non-cash expenses, including change in fair value and extinguishment of put right liabilities of $(11.9) million, and share-based compensation of $(3.1) million due to forfeitures in connection with the divestiture of our Greater China assets and business operations, partially offset by non-cash benefits associated with fixed assets impairment of $1.2 million and equity in loss of affiliates of $1.0 million.

Investing Activities

Net cash generated from investing activities from continuing operations for the six months ended June 30, 2025 was $105.0 million. The net cash increase was primarily attributable to proceeds of $154.9 million from the maturities of short-term investments, partially offset by purchases of $(50.0) million of short-term investments.

Net cash used in investing activities from continuing operations for the six months ended June 30, 2024 was $54.3 million. The net cash decrease was primarily attributable to $(55.5) million of cash used in the purchase of short-term and other investments and $(19.0) million of cash used in the purchase of available-for-sale debt securities, partially offset by proceeds from disposal of short-term and other investments of $20.2 million.

Financing Activities

There were no cash financing activities from continuing operations for the six months ended June 30, 2025.

Net cash used in financing activities from continuing operations for the six months ended June 30, 2024 was $0.3 million, which was related to stock repurchases.

Material Cash Requirements

Contractual Obligation

Our material cash requirements as of June 30, 2025 primarily consist of our operating lease obligations. Our operating lease commitments range from approximately 3 to 6 years lease terms, with a total commitment amount of $3.9 million as of June 30, 2025.

Other than those disclosed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

We enter into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on our ability to meet either short-term or long-term future cash requirements.

Collaborations, Licensing and Other Arrangements

We have entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 12 – Licensing and Collaboration Arrangements of our condensed consolidated financial statements for additional information on these collaboration arrangements.

Holding Company Structure

We are a holding company with no material operations of its own. Following the divestiture of our Greater China assets and business operations, we currently conduct our operations primarily through our subsidiary in the United States and only a small portion of business operations in China through our PRC subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our U.S. and

PRC subsidiaries. In the event that we may rely on dividends paid by our PRC subsidiary, there are certain limitations imposed by debt instruments or PRC laws, rules and regulations.

I-Mab

I-MAB

Condensed Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(All amounts in thousands, except for share data, unless otherwise noted)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$165,404	$68,263
Short-term investments	210	105,135
Prepayments and other receivables	2,026	3,295
Total current assets	167,640	176,693
Property, equipment and software	172	201
Operating lease right-of-use assets	3,209	3,597
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727)	34,468	30,824
Other non-current assets	1,219	1,365
Total assets	$206,708	$212,680

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$6,494	$7,638
Operating lease liabilities, current	853	816
Total current liabilities	7,347	8,454
Operating lease liabilities, non-current	2,628	3,066
Total liabilities	9,975	11,520
Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of June 30, 2025 and December 31, 2024; 188,108,178 and 187,452,495 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	19	19
Treasury stock	(5,609)	(6,225)
Additional paid-in capital	1,459,977	1,460,021
Accumulated other comprehensive income	37,039	33,384
Accumulated deficit	(1,294,693)	(1,286,039)
Total shareholders’ equity	196,733	201,160
Total liabilities and shareholders’ equity	$206,708	$212,680

The accompanying notes are an integral part of these condensed consolidated financial statements.

I-MAB

Condensed Consolidated Statements of Comprehensive Loss

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2025	2024
Revenues
Licensing and collaboration revenue	$—	$—
Total revenues	—	—
Expenses
Research and development expenses	(4,071)	(11,265)
Administrative expenses	(8,309)	(14,378)
Total expenses	(12,380)	(25,643)
Loss from operations	(12,380)	(25,643)
Interest income	3,672	2,840
Other income, net	54	5,481
Equity in loss of affiliates	—	(1,038)
Loss from continuing operations before income tax expense	(8,654)	(18,360)
Income tax expense	—	—
Loss from continuing operations	(8,654)	(18,360)

Discontinued operations:
Loss from operations of discontinued operations	—	(6,898)
Income tax expense	—	—
Gain on sale of discontinued operations	—	34,364
Gain from discontinued operations	—	27,466

Net income (loss)	(8,654)	9,106

Other comprehensive income (loss):
Unrealized gain on available-for-sale debt securities, net of tax	3,644	—
Foreign currency translation adjustments, net of tax	11	746
Total comprehensive income (loss)	$(4,999)	$9,852

Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic and diluted	187,794,543	186,001,615
Net loss from continuing operations per share - basic and diluted	$(0.05)	$(0.10)
Net income from discontinued operations per share - basic and diluted	$—	$0.15
Net income (loss) per share - basic and diluted	$(0.05)	$0.05

Net loss from continuing operations per ADS - basic and diluted	$(0.11)	$(0.23)
Net income from discontinued operations per ADS - basic and diluted	$—	$0.34
Net income (loss) per ADS - basic and diluted	$(0.11)	$0.11

The accompanying notes are an integral part of these condensed consolidated financial statements.

I-MAB

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(All amounts in thousands, except for share data, unless otherwise noted)

						Accumulated
	Ordinary share					other
	($0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584
Foreign currency translation adjustments	—	—	—	—	—	746	—	746
Net income	—	—	—	—	—	—	9,106	9,106
Share-based compensation	—	—	—	—	(14,651)	—	—	(14,651)
Issuance of ordinary shares for restricted share units	—	—	2,099,311	1,973	(1,973)	—	—	—
Repurchase of shares	—	—	(413,214)	(335)		—	—	(335)
Proportionate share of share- based compensation expenses recorded in an equity method affiliate	—	—		—	1,038	—	—	1,038
Balance as of June 30, 2024	194,073,729	$19	(6,773,970)	$(6,369)	$1,459,024	$40,517	$(1,254,703)	$238,488

Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160
Foreign currency translation adjustments	—	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	—	(8,654)	(8,654)
Unrealized gain on available- for-sale debt securities	—	—	—	—	—	3,644	—	3,644
Share-based compensation	—	—	—	—	572	—	—	572
Issuance of ordinary shares for restricted share units	—	—	655,683	616	(616)	—	—	—
Balance as of June 30, 2025	194,073,729	$19	(5,965,551)	$(5,609)	$1,459,977	$37,039	$(1,294,693)	$196,733

The accompanying notes are an integral part of these condensed consolidated financial statements.

I-MAB

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(All amounts in thousands, unless otherwise noted)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net income (loss)	$(8,654)	$9,106
Less: net gain from discontinued operations	—	27,466
Net loss from continuing operations	(8,654)	(18,360)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations
Share-based compensation	572	(3,091)
Change in fair value and extinguishment of put right liabilities	—	(11,876)
Equity in loss of affiliates	—	1,038
Depreciation of property, equipment and software	36	219
Amortization of right-of use assets	388	350
Impairment of fixed assets	—	1,246
Loss on disposal of property and equipment	16	1
Changes in operating assets and liabilities
Prepayments and other receivables	1,466	(22,673)
Accruals and other payables	(1,262)	3,340
Other non-current liabilities	—	(106)
Operating lease liability, net	(402)	(230)
Net cash used in operating activities from continuing operations	(7,840)	(50,142)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	154,885	20,221
Purchase of short-term and other investments	(49,960)	(55,525)
Purchase of available-for-sale debt securities	—	(19,000)
Purchase of property, equipment and software	(7)	(9)
Proceeds from disposal of property and equipment	47	62
Net cash generated from (used in) investing activities from continuing operations	104,965	(54,251)
Cash flows from financing activities
Payment for stock repurchases	—	(335)
Net cash used in financing activities from continuing operations	—	(335)
Discontinued operations:
Net cash used in operating activities	—	(27,498)
Net cash used in from investing activities	—	(22,289)
Net cash used in financing activities	—	(4,171)
Net cash used in discontinued operations	—	(53,958)
Effect of exchange rate changes on cash and cash equivalents	16	(20)
Net increase (decrease) in cash and cash equivalents	97,141	(158,706)

Cash and cash equivalents, beginning of period	68,263	310,667
Cash and cash equivalents, end of period	$165,404	$151,961

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$505	$339
Non-cash activities
Unrealized gain on available-for-sale debt securities	$3,644	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

I-MAB

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

I-Mab (the “Company”) was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. On January 17, 2020, the Company became listed on the Nasdaq Global Market in the United States. The Company and its subsidiaries (together, the “Group”) are principally engaged in the development of precision immuno-oncology agents for the treatment of cancer and principally operate in the United States.

On February 6, 2024, the Group entered into definitive agreements with I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”) and a group of China-based investors. Pursuant to the definitive agreements, the Group transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd (later renamed to TJ Biopharma (Shanghai) Co. Ltd. and referred to herein as “TJBio Shanghai”), a former wholly-owned subsidiary of the Company that operated the Company’s business in China to TJ Biopharma (Hangzhou) Co., Ltd., collectively known as “TJ Biopharma” after the completion of the equity transfer transaction, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma’s achievement of certain future regulatory and sales-based milestone events as well as royalties. The transaction was completed on April 2, 2024. For details of the transaction please refer to Note 4 – Disposal of TJBio Shanghai.

Unless otherwise indicated, the information in the notes to the Condensed Consolidated Financial Statements refers only to I-Mab continuing operations.

As of June 30, 2025, the Company’s principal subsidiaries are as follows:

			Percentage
			of direct
			or indirect
		Date of	ownership
	Place of	incorporation or	by the
Subsidiaries	incorporation	acquisition	Company	Principal activities
I-Mab Biopharma US Ltd.	United States	February 28, 2018	100%	Research and development of innovative medicines
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	People’s Republic of China	July 15, 2017	100%	Research and development of innovative medicines

2. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements as of that date, but does not include all of the accompanying disclosures. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Therefore, these condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and the related notes for the year ended December 31, 2024 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”), on April 3, 2025.

In the opinion of the Company, all adjustments considered necessary for a fair presentation have been included. The results for six months ended June 30, 2025 are not necessarily indicative of the results to be expected for any subsequent period or for the year ending December 31, 2025.

There have been no material changes to the Group’s significant accounting policies or use of estimates, as described in that filing, for the six months ended June 30, 2025.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”). The standard requires disaggregation of the effective rate reconciliation into standard categories, enhances disclosure of income taxes paid, and modifies other income tax-related disclosures. The standard is effective for the Group for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU 2023-09 is currently not expected to have a material impact on the Group’s condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220-40) (“ASU 2024-03”). The standard requires entities to disaggregate operating expenses into specific categories, such as employee compensation, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. The standard is effective for the annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 is currently not expected to have a material impact on the Group’s condensed consolidated financial statements.

3. SEGMENT

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Group’s chief operating decision maker (the “CODM”) in deciding how to allocate resources and assessing performance. The Group performed an evaluation to determine the CODM and concluded that its Chief Executive Officer was the CODM.

The Group has one reportable segment that focuses on the research and development of precision immuno-oncology agents for the treatment of cancer. All of the Group’s long-lived assets are held in the U.S.

The Group’s CODM is regularly provided with the following disaggregated expense information included in the consolidated statements of comprehensive loss (the segment results have been recast for all periods to reflect the continuing operations of the Group):

	Six Months Ended June 30,
	2025	2024
Segment revenue	$—	$—
Less:
Segment research and development expenses:
Direct clinical development expenses	189	5,776
Employee-related expenses	2,775	3,730
Other research and development expenses(1)	1,107	1,759
Segment administrative expenses(2)	8,309	14,378
Other segment items(3)	(3,726)	(7,283)
Segment loss	$(8,654)	$(18,360)

(1)
Other research and development expenses include professional service fees and other R&D overhead expenses.
(2)
Segment administrative expenses include professional service fees and other administrative overhead expenses.
(3)
Other segment items include equity in loss of affiliate, interest income, change in the fair value of available-for-sale securities and put right liabilities, foreign currency exchange gains and losses, amortization and depreciation expense and other overhead expenses.

4. DISPOSAL OF TJBIO SHANGHAI

On April 2, 2024, as a part of the strategic shift to become a U.S.-based biotech, the Group completed the divestiture of its Greater China assets and business operations. The Group transferred 100% of the outstanding equity interest in TJBio Shanghai to TJBio Hangzhou, an unconsolidated investee (now collectively known as TJ Biopharma), on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma’s achievement of certain future regulatory and sales-based milestone events as well as royalties. The contingent consideration did not meet the definition of a derivative, and as such, the Group elected to account for it as a gain contingency in accordance with ASC 450—Contingencies, and deferred the recognition of the contingent consideration until it becomes realized or realizable. Upon the completion of the divestiture transaction on April 2, 2024, the Group ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results, which includes the future development costs of the divested Greater China assets and business operations.

In accordance with ASC 205-20-45, TJBio Shanghai met the criteria as a discontinued operation as of April 2, 2024. On April 2, 2024, the assets relevant to the sale of TJBio Shanghai with a carrying value of $33.1 million were classified as assets held for sale, the liabilities relevant to the sale of TJBio Shanghai with a carrying value of $83.7 million were classified as liabilities held for sale. The

Group recognized an operational loss of $6.9 million from the results of TJBio Shanghai and a gain of $34.4 million from the sale of TJBio Shanghai during the year ended December 31, 2024. Included in the $34.4 million gain is the carrying value of intangible assets related to eftansomatropin alfa and TJ103 totaling $16.2 million, which were acquired from the business combination of I-Mab Tianjin and Tasgen Group, but the Group no longer retains the associated rights after divestiture of the Greater China assets and business operations. As of June 30, 2025, the gain contingency related to the contingent consideration were not resolved. Therefore, no additional gain was recognized related to the sale of TJBio Shanghai during the six months ended June 30, 2025.

The following is a reconciliation of the amounts of major classes of loss from operations classified as discontinued operations in the consolidated statements of comprehensive loss for the six months ended June 30, 2024:

Six Months Ended
June 30, 2024
Discontinued Operations:
Revenue	$—
Cost of revenues	—
Research and development expenses	(12,013)
Administrative expenses	3,331
Interest income	132
Other income, net	1,664
Equity in loss of affiliate	(12)
Net loss from discontinued operations	$(6,898)

The discontinued operations had no associated income tax expense or benefit. Any potential income tax benefit has a full valuation allowance as it is more likely than not those benefits will expire prior to being utilized.

5. PREPAYMENTS AND OTHER RECEIVABLES

	As of
	June 30, 2025	December 31, 2024
Receivable from collaboration agreement	$705	$—
Interest receivable	28	1,042
Prepayments:
– Prepayments to CRO vendors	—	998
– Prepayments for employee incentives	457	641
– Prepayments for insurance and other services	785	484
Other receivables	51	130
Total prepayments and other receivables	$2,026	$3,295

6. LEASES

As of June 30, 2025, the Group has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2031. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of June 30, 2025 and December 31, 2024 are as follows:

	As of
	June 30, 2025	December 31, 2024
Assets
Operating lease right-of-use assets, non-current	$3,209	$3,597
Liabilities
Operating lease liabilities, current	$853	$816
Operating lease liabilities, non-current	$2,628	$3,066
Weighted average remaining lease term (years)	4.2	4.6
Weighted average discount rate	5.7%	5.7%

Information related to operating lease activities during the six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended June 30,
	2025	2024
Operating lease expense	$491	$458
Expense for short-term leases within 12 months	$21	$2

On September 12, 2024, the Group entered into an agreement to sublease its office and laboratory space in San Diego with a total minimum sublease income of $2.7 million over a term of approximately 3 years and 7 months. For the six months ended June 30, 2025, the Group recognized $0.5 million in sublease income under the agreement.

Future minimum lease payments from June 30, 2025 until the expiration of the leases are as follows:

Remainder of 2025	$506
2026	1,040
2027	1,069
2028	557
2029	337
Thereafter	420
Total undiscounted lease payments	$3,929
Less: imputed interest	(448)
Total lease liabilities	$3,481

7. INVESTMENTS AND PUT RIGHT LIABILITIES

Investments in TJBio Hangzhou

Series A Investments

TJBio Hangzhou, incorporated on June 16, 2019, was a wholly-owned subsidiary of I-Mab Hong Kong with registered capital of $30 million, which was paid up by I-Mab Hong Kong on September 14, 2020.

On September 15, 2020 (the “Series A Closing Date”), I-Mab Hong Kong entered into an equity transfer and investment agreement (the “Series A SPA”) with (i) a limited partnership jointly established by the management of TJBio Hangzhou to hold restricted equity of TJBio Hangzhou issued to the management (“Management Holdco”), (ii) a limited partnership established to hold the shares of TJBio Hangzhou for future equity incentive plan (“ESOP Holdco”) and (iii) a group of domestic investors in China (“Series A Domestic Investors”).

In accordance with the terms of the Series A SPA,

(i)
I-Mab Hong Kong agreed to assign all rights and obligations/ownership of certain drug candidates in different stages of development (“Target Pipelines”) to TJBio Hangzhou as of the Series A Closing Date as well as to transfer employment of a team of designated management/workforce to TJBio Hangzhou. The Target Pipelines were evaluated by an independent appraiser, with a total value of $105 million as of the Series A Closing Date;
(ii)
Management Holdco would acquire 10% of the equity of TJBio Hangzhou from I-Mab Hong Kong with no consideration. The 10% equity is represented by TJBio Hangzhou’s registered capital of $3 million, and that after acquiring such equity, Management Holdco is committed to pay $3 million in cash to TJBio Hangzhou to fulfil its capital contribution obligations in a period of four years starting from the Series A Closing Date;
(iii)
ESOP Holdco would acquire 5% of the equity of TJBio Hangzhou from I-Mab Hong Kong with no consideration. The 5% equity is represented by TJBio Hangzhou’s registered capital of $1.5 million. All of such equity would be used for TJBio Hangzhou’s future equity incentive plan; and
(iv)
Series A Domestic Investors would acquire a total of 40% of the equity of TJBio Hangzhou from I-Mab Hong Kong with no consideration. The 40% equity is represented by TJBio Hangzhou’s registered capital of $12 million, and after acquiring such equity of TJBio Hangzhou, Series A Domestic Investors would pay $120 million collectively in cash to TJBio Hangzhou to fulfil its capital contribution obligations.

Upon closing of the Series A SPA, the registered capital of TJBio Hangzhou was $30 million. As of December 31, 2020, among the total 25,500,000 outstanding shares of TJBio Hangzhou, 13,500,000 shares were held by I-Mab Hong Kong while the remaining 12,000,000 shares was held by Series A Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December 31, 2020. Once all 4,500,000 subscribed shares of TJBio Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in TJBio Hangzhou held by I-Mab Hong Kong, Series A Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the years ended December 31, 2023 and 2022, 750,000 and 750,000 shares were issued to Management Holdco, respectively. No shares were issued to Management Holdco for the year ended December 31, 2024.

On the Series A Closing Date, I-Mab Hong Kong also entered into a shareholders agreement with the aforementioned investors (the “Series A SHA”). According to the SHA and TJBio Hangzhou’s articles of association, the board of directors of TJBio Hangzhou shall be composed of seven directors. The directors shall be elected in the following ways: I-Mab Hong Kong is entitled to appoint three directors, including the chairman of the board of directors, as well as nominate one independent director; the Management Holdco is entitled to appoint one director; two non-related entities of the Series A Domestic Investors are entitled to appoint one director respectively. Each director of the board of directors shall have one vote. I-Mab Hong Kong, Management Holdco and ESOP Holdco agree to act in concert, as long as each of Management Holdco and ESOP Holdco respectively holds equity in TJBio Hangzhou, when exercising the rights as a shareholder.

As a result of the above transactions, TJBio Hangzhou became an affiliate of the Group on the Series A Closing Date in accordance with ASC 810 since TJBio Hangzhou met the definition of a business under ASC 805. Pipeline candidate related matters were considered to be the activities that most significantly impact the economic performance of TJBio Hangzhou at that stage, and these matters cannot be acted without the consent from Series A Investors Directors. In accordance with ASC 810-10, TJBio Hangzhou was a variable interest entity, and no shareholder shall consolidate TJBio Hangzhou under VIE model as neither party had the power to direct all the activities that most significantly impact the economic performance of TJBio Hangzhou. Therefore, the Group deconsolidated TJBio Hangzhou and retained significant influence in TJBio Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of TJBio Hangzhou was initially measured at fair value in accordance with ASC 810-10-40.

Subsequently, pursuant to TJBio Hangzhou’s articles of association, the Group applied the HLBV method to allocate earnings or losses of TJBio Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. During the year of 2023, the Group discontinued applying the equity method since the carrying amount of the investment had been reduced to zero, and therefore, did not recognize any earnings or losses of TJBio Hangzhou subsequent to 2023.

The purchase price of $3 million committed by Management Holdco under Series A SPA, representing 10% of the equity of TJBio Hangzhou, was significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess was considered as share-based compensation to TJBio Hangzhou’s management for the services to be used or consumed in TJBio Hangzhou’s own operations. The share-based compensation was considered granted upon the Closing Date and cliff vests after five years of service from the Series A Closing Date. Consequently, the Group recognized its proportionate share of the compensation expense recorded b[y TJBio Hangzhou. For the six months ended June 30, 2024, the Group recognized $1.1 million of share-based compensation expenses in equity in loss of affiliates in the consolidated financial statements of comprehensive loss.

Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to TJBio Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (the “2020 Plan”) and 2021 Share Incentive Plan (the “2021 Plan”). These individuals continued to meet the definition of eligible participants under such plans after their resignation date from the Group. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that TJBio Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of TJBio Hangzhou are not providing proportionate value to sponsor the 2020 Plan and 2021 Plan nor is the Group receiving any consideration for the awards granted to employees of TJBio Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred in the same period as the costs are recognized by TJBio Hangzhou. For the six months ended June 30, 2024, share-based compensation expenses of $0.7 million were recorded in the equity in loss of affiliates in the consolidated statements of comprehensive loss.

In 2024, 2023 and 2022, TJBio Hangzhou granted stock options to its employees. Pursuant to TJBio Hangzhou’s articles of association, the Group applied the HLBV method to allocate earnings or losses of TJBio Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. Accordingly, the Group recorded $0.6 million of share-based compensation expenses in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss for the six months ended June 30, 2024, and in additional paid-in capital in the consolidated balance sheets as of June 30, 2024.

No share-based compensation expenses were recorded in equity in loss of affiliates during the six months ended June 30, 2025.

Series B Investments

In July 2022, TJBio Hangzhou entered into an equity transfer and investment agreement (the “Series B SPA”) and a shareholders agreement (the “Series B SHA”) with a group of domestic investors (“Series B Domestic Investors”) in China to raise approximately $46 million in RMB equivalent. Once all the shares of TJBio Hangzhou are purchased by or issued to its investors, including Management Holdco and ESOP Holdco, the Group would hold 40.36% equity interest in TJBio Hangzhou. Pursuant to the Series B SHA, Management Holdco and ESOP Holdco no longer had irrevocably consented to act in concert with I-Mab Hong Kong. TJBio Hangzhou remains the affiliate of the Group. The Series B financing in TJBio Hangzhou was consummated in 2023.

Series C Investment, Equity Transfer and Shares Repurchase Transactions

On February 6, 2024, the Group entered into definitive agreements with TJBio Hangzhou and its investors to transfer the equity interests it holds in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for the extinguishment of the existing repurchase obligations (see “—Put Right Liabilities” below) owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. Upon the closing of the transaction on April 2, 2024, the total amount of potential repurchase obligations owed by the Group to the non-participating shareholders of TJBio Hangzhou was expected to range from $30 million to $35 million, an amount that included claims in legal arbitration proceedings by certain non-participating shareholders against I-Mab Hong Kong in connection with the divestiture of the Greater China assets and business operations transaction. Subsequently, during the second and third quarters of 2024, the Group entered into share repurchase agreements with the non-participating shareholders and repurchased TJBio Hangzhou’s equity interests held by those shareholders for a price based on the investment cost plus a contractual amount of interest. As a result, the corresponding redemption obligations (see “—Put Right Liabilities” below) were fully extinguished. Concurrently with the equity transfer transaction on February 6, 2024, the Group participated in the Series C fundraising of TJBio Hangzhou and invested $19.0 million in exchange for 5.65% of TJBio Hangzhou’s total share capital. Upon the completion of the repurchase transactions and the Series C investment, the Group’s total ownership in TJBio Hangzhou was approximately 15% as of December 31, 2024. The Group does not have the ability to exercise significant influence over the operating and/or financial policies of TJBio Hangzhou given there is no representation on the board of directors or shared management personnel, no participation in TJBio Hangzhou’s policy-making processes, or any significant or material intra-entity transactions. There have been no changes to the Group’s ownership percentage in TJBio Hangzhou during the six months ended June 30, 2025.

Pursuant to the Series C shareholder agreement (“Series C SHA”), if TJBio Hangzhou fails to complete an initial public offering (“IPO”) of its shares before December 31, 2027, or TJBio Hangzhou voluntarily withdraws the application for the IPO or the relevant regulatory authorities rejects or disapproves the application for the IPO prior to June 30, 2027, the Series A, B, and C investors will have the right to require TJBio Hangzhou to repurchase all or part of its investor’s equity interests in cash. The Group’s investment in TJBio Hangzhou’s preferred shares are therefore contingently redeemable as TJBio Hangzhou’s redemption obligation is only satisfied upon a future liquidity event by a specified date, which is not within the control of the investor or the issuer. As such, the Group accounted for the investment in TJBio Hangzhou as available-for-sale debt securities in accordance with ASC 320, Investment — Debt Securities. The investments are reported at fair value as of the transaction date and re-measured at each reporting period, with the changes in unrealized gains and losses included as a component of the accumulated other comprehensive income (loss). Any impairment of the investment due to credit-related losses is reported in the consolidated statements of comprehensive loss.

As of June 30, 2025, the fair value of the Group’s investments in available-for-sale debt securities was $34.5 million. The estimated equity value of TJBio Hangzhou was established using a backsolve method based on the Series C financing transaction of TJBio Hangzhou. The value was subsequently adjusted as of each reporting period by applying a change in the movement of a selected set of comparable companies, biotech indices and company-specific factors. This value was then allocated towards TJBio Hangzhou’s Series A, B and C capital structure using an option pricing method, or “OPM”, and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another.

The Group used the following significant assumptions and inputs in the OPM to determine the fair value of the Series A, B, and C shares:

Investments in available-for-sale debt securities	As of June 30, 2025
Equity market adjustment	10%
Expected time to change in control (Years)	2.5
Estimated volatility	100%
Risk-free rate (Based on the Chinese sovereign yield curve)	1.38%

In addition, various objective and subjective factors were considered to determine the fair value of the Group’s Series A, B, and C shares as of each reporting period, including, among other factors:

•
TJBio Hangzhou’s financial position, including cash on hand, and historical and forecasted performance and operating results;
•
the progress of TJBio Hangzhou’s research and development programs;
•
the stage of development and business strategy and the material risks related to TJBio Hangzhou’s business and industry;
•
the likelihood of achieving a liquidity event for the holders of the Series A, B, and C shares, such as an initial public offering, given prevailing market conditions;
•
external market conditions affecting the biotechnology industry sectors;
•
Greater China and global economic conditions; and
•
the lack of an active public market for the Series A, B, and C shares.

The assumptions underlying this valuation represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. This valuation is therefore sensitive to changes in the unobservable inputs. As a result, if the Group had used different assumptions or estimates, or if there are changes to the unobservable inputs, the fair value of the Series A, B and C shares could have been materially different.

For the six months ended June 30, 2025, the Group recognized $3.6 million of unrealized gain on the available-for-sale investments in accumulated other comprehensive income (loss) related to non-credit-related changes in the estimated fair value of the Group’s Series A, B, and C shares.

Put right liabilities

Pursuant to the Series A SHA and Series B SHA, if TJBio Hangzhou failed to consummate a public offering of TJBio Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and Medium-Sized Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of TJBio Hangzhou in accordance with provisions of the Series A SHA and Series B SHA within four years after September 15, 2020 (the “Repurchase Scenario”), the Series A Domestic Investors and Series B Domestic Investors (collectively, the “Domestic Investors”) had the right to elect to request I-Mab Hong Kong to repurchase all or any part of the equity of TJBio Hangzhou held by such Domestic Investors within three years of the occurrence of the Repurchase Scenario. I-Mab Hong Kong is obligated to repurchase the equity held by the Domestic Investors in cash or in I-Mab’s stock (subject to the approval procedures of I-Mab) within one year from the date on which any of the Domestic Investors delivers request of repurchase in writing. The repurchase price is determined based on the investment cost of the Domestic Investors plus a contractual amount of interest.

The redemption obligation written by I-Mab Hong Kong to the Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (expenses) in the consolidated statements of comprehensive loss.

As of June 30, 2024, the fair value of the Group’s put right liability was $2.0 million. The estimated fair value of the put right liability was determined by reducing the expected redemption obligation value by the estimated fair value of the underlying preferred shares. The fair value of the preferred shares was estimated using a backsolve method based on TJBio Hangzhou’s Series C financing. This value was then allocated towards TJBio Hangzhou’s Series A, B and C capital structure using an OPM, and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another. The resulting amount was then discounted to present value. The discount factor was derived from the average yield of a set of comparable bond yields with a weighted-average time to maturity approximating the Group’s expected term to redemption, adjusted for company-specific factors and a credit rating reflective of the highly speculative nature of the investment.

The Group used the following significant assumptions as inputs in the OPM to determine the fair value of the put-right liability:

Put right liability - Series B	As of June 30, 2024
Equity market adjustment	0%
Expected time to change in control (Years)	3.0
Estimated volatility	44%
Risk-free rate (Based on the zero-coupon U.S. Treasury bond)	4.49%

The redemption obligations were fully extinguished in 2024 through equity transfer and shares repurchase transactions during the year as described under “—Investments in TJBio Hangzhou” above.

Fair Value Measurements

The following table summarizes the Group’s financial assets measured and recorded at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, available-for-sale debt securities	$—	$—	$34,468	$34,468

	December 31, 2024
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, available-for-sale debt securities	$—	$—	$30,824	$30,824

The roll forward of major Level 3 financial assets and liabilities are as follows:

	Investments in available-for-sale	Put right
	debt securities	liabilities
Fair value of Level 3 financial liabilities as of December 31, 2023	$—	$13,852
Purchase of available-for-sale debt securities	19,000	—
Fair value change and extinguishment of put right liabilities	—	(11,876)
Fair value of Level 3 financial liabilities as of June 30, 2024	$19,000	$1,976

Fair value of Level 3 financial assets as of December 31, 2024	$30,824	$—
Fair value change of available-for-sale debt securities	3,644	—
Fair value of Level 3 financial assets as of June 30, 2025	$34,468	$—

8. ACCRUALS AND OTHER PAYABLES

	As of
	June 30, 2025	December 31, 2024
Employee salary and benefits	$1,313	$2,628
Accrued research and development expenses	2,479	2,442
Non-refundable incentive payment from depository bank	—	106
Accrued legal expenses	837	1,024
Accrued other expenses	1,865	1,438
Total accruals and other payables	$6,494	$7,638

9. INCOME TAXES

The Group did not record any tax provision for the six months ended June 30, 2025 and 2024, primarily due to its expected tax losses for the periods and maintaining a full valuation allowance against its net deferred tax assets.

The Group’s estimate of the realizability of the deferred tax asset is dependent on estimates of projected future levels of taxable income. In analyzing future taxable income levels, the Group considered all evidence currently available, both positive and negative. Based on this analysis, the Group has recorded a valuation allowance for all deferred tax assets as of June 30, 2025 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, the Group had no unrecognized tax benefits or accrued interest and penalties recorded. No interest and penalties were recognized during the six months ended June 30, 2025 and 2024.

10. ORDINARY SHARES

On August 23, 2022, the Company announced a plan to implement share repurchases pursuant to the stock repurchase program previously authorized by its board of directors. Under the stock repurchase program, the Company and its senior management may purchase up to $40 million of its ordinary shares in the form of ADSs in aggregate. In August 2023, the Company’s board of directors authorized the renewal of the stock repurchase program, which the Company refers to as the 2023 Stock Repurchase Program. Under the 2023 Stock Repurchase Program, the Company may repurchase up to $40 million of its ordinary shares in the form of ADSs in aggregate, for a 12-month period. The 2023 Stock Repurchase Program became effective on August 15, 2023. For the six months ended June 30, 2024, the Company repurchased 413,214 ordinary shares, equivalents to 179,658 ADSs, in an aggregate amount of approximately $0.3 million under the authorized stock purchase program. No shares were repurchased during the six months ended June 30, 2025. These repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity. The Company’s board of directors has not, and does not intend, to renew the stock repurchase program.

For the six months ended June 30, 2025 and 2024, 655,683 and 2,099,311 shares of treasury stock were used for the issuance of ordinary shares for vesting of restricted share units (“RSUs”), respectively. As of June 30, 2025 and 2024, 5,965,551 and 6,773,970 ordinary shares were recorded as treasury stock, respectively.

11. SHARE-BASED COMPENSATION

On May 30, 2024 (the “Effective Date”), the Company adopted the 2024 Share Incentive Plan (the “2024 Plan”). The purpose of the 2024 Plan is to provide employees and service providers with incentives to contribute to the growth and financial performance of the Company. Administered by the Company’s board of directors, the 2024 Plan allows the Company to grant stock options and RSUs to eligible employees and service providers.

Prior to the adoption of the 2024 Share Incentive Plan, the Company maintained several equity incentive plans, including the 2017, 2018, 2019, 2020, 2021, and 2022 Share Incentive Plans (collectively, the “Predecessor Plans”). These plans were designed to attract and retain key personnel through equity-based awards. As of June 30, 2025, no shares remained available for issuance under any of the Predecessor Plans.

The 2024 Plan is intended to serve as a successor to the Predecessor Plans. From and after the Effective Date, no additional awards may be granted under the Predecessor Plans. Any outstanding awards under the Predecessor Plans that are subsequently cancelled or forfeited will be available for issuance under the 2024 Plan. All awards granted after the Effective Date of the 2024 Plan shall be subject to the terms of the 2024 Plan (together with the Predecessor Plans, the “Plans”). The maximum aggregate number of ordinary shares authorized for issuance under the 2024 Plan shall not exceed 12,508,276 plus (i) the sum of any returning shares which become available from time to time, plus (ii) the sum of any shares which, but for the termination of the predecessor plans immediately prior to the effective date, were at such time reserved and available for issuance under the predecessor plans but not issued or subject to outstanding awards, plus (iii) an annual increase on the first day of each calendar year for a period of not more than 10-years beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to (x) five and a half percent (5.5%) of the total number of ordinary shares outstanding on the last day of the immediately preceding calendar year or (y) such lesser amount (including zero) that the Company’s board of directors determines for purposes of the annual increase for that calendar year. As of June 30, 2025, 19,971,889 ordinary shares were available to issue under the 2024 Plan.

Options

The following is a summary of options activities during the six months ended June 30, 2025:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	options	price	term (years)	$
Outstanding as of December 31, 2024	12,082,166	$1.45	9.1	$—
Granted	353,878	$0.54
Exercised	—	$—
Forfeited	(1,584,194)	$1.31
Expired	(871,255)	$5.91
Outstanding as of June 30, 2025	9,980,595	$1.05	9.0	$4,630,883
Options vested and exercisable as of June 30, 2025	2,468,568	$2.36	8.4	$903,358

For the six months ended June 30, 2025 and 2024, the Group recognized a total employee stock ownership plan expenses of $0.4 million and $(2.3) million, respectively. The expense reduction for the six months ended June 30, 2024 was largely driven by a significant reduction in headcount due to the shift in business strategy in 2024. As of June 30, 2025, unamortized stock compensation expense related to unvested options was $1.9 million, which is expected to be recognized over a weighted-average period of 2.5 years.

The weighted average grant-date fair value per share of stock options granted during the six months ended June 30, 2025 and 2024 was $0.40, and $0.53, respectively.

During the six months ended June 30, 2025, the Group estimated the fair value of stock options using the Black Scholes Option Pricing Model (“BSOPM”) on the grant date. During the six months ended June 30, 2024, the Group estimated the fair value of stock options using the Binomial Option Pricing Model (“BOPM”) on the grant date.

The BSOPM and BOPM require a number of assumptions in order to derive a fair value determination for each type of award. Expected volatility is derived from a combination of the historical volatilities of the Group and select publicly traded peers for a period consistent with the underlying instrument’s expected term. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield curve of a zero-coupon, U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. Dividend yields are based on the Group’s history and expected future actions. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

The assumptions used in the BSOPM and BOPM, respectively, were as follows:

Six Months Ended
June 30, 2025
Weighted average expected term (years)	6.0
Weighted average expected volatility	86.8%
Risk-free interest rate	4.1%
Dividend yield	—

Six Months Ended
June 30, 2024
Weighted average expected term (years)	6.0
Weighted average expected volatility	87.4%
Risk-free interest rate	4.6%
Dividend yield	—

RSUs

The following is a summary of RSU activities during the six months ended June 30, 2025:

		Weighted average
	Number of	grant date
	RSUs	fair value
Unvested as of December 31, 2024 (1)	5,377,416	$0.75
Granted	269,100	$0.53
Vested	(655,676)	$1.55
Forfeited	(523,183)	$1.36
Unvested as of June 30, 2025 (1)	4,467,657	$0.54

(1)
Included in the unvested awards as of June 30, 2025 and December 31, 2024 were 2,863,500 units that will be eligible to vest upon the satisfaction of specified market-based conditions tied to the price of the Company’s publicly traded shares at three distinct price threshold levels (the “Market-based Units”). As of June 30, 2025, 2,863,500 Market-based Units remained outstanding.

Time-based Units

For the six months ended June 30, 2025 and 2024, the Group recorded a total share-based compensation expense of $0.1 million and $(1.5) million, respectively, related to awards with service-based vesting conditions (the “Time-based Units”). The expense reduction for the six months ended June 30, 2024 was largely driven by a reduced headcount due to the shift in business strategy in 2024. As of June 30, 2025, total share-based compensation cost not yet recognized related to unvested Time-based Units was $0.8 million, which is expected to be recognized over a weighted-average period of 2.5 years.

The weighted-average grant date fair value of the Time-based Units granted during the six months ended June 30, 2025 and 2024 was $0.53 and $0.76, respectively.

Market-based Units

Compensation expense for the Market-based Units will be recognized over the vesting period of the awards based on the fair value of the award at the grant date, regardless of whether the market condition is satisfied. The fair value of Market-based Units granted is estimated using a Monte Carlo simulation. For the six months ended June 30, 2025, the Group recognized $0.1 million of share-based compensation expense related to the Market-based Units. The Group did not recognize any share-based compensation expense related to the Market-based Units for the six months ended June 30, 2024. As of June 30, 2025, $1.0 million of share-based compensation expense related to the Market-based Units remained to be recognized over a period of 3.7 years.

No Market-based Units were granted during the six months ended June 30, 2025 and 2024.

The total share-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items on the consolidated statements of comprehensive loss:

	Six Months Ended June 30,
	2025	2024
Research and development expenses	$(65)	$300
Administrative expenses	637	(3,391)
Equity in loss of affiliate	—	(674)
Total	$572	$(3,765)

12. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements.

In-Licensing Arrangements

Licensing Agreement with Ferring (Olamkicept)

As of June 30, 2025, the Group is no longer party to any licensing agreement with Ferring related to the development of Olamkicept.

Collaboration Arrangements

Collaboration Agreement with ABL Bio

In July 2018, the Group entered into a collaboration agreement with ABL Bio, which has been subsequently amended, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product. Under the collaboration agreement, research and development costs are shared 50/50 for the worldwide rights excluding Greater China and South Korea. Following the divestiture of its Greater China assets and business operations and as of the date of this annual report, the Group’s rights in the collaboration agreement are limited to a 50/50 split for worldwide rights excluding Greater China and South Korea. Under the Collaboration Agreement with ABL Bio, the Group recognized cost sharing reimbursements of $3.4 million and zero for the six months ended June 30, 2025 and 2024, as a reduction in research and development expense.

Clinical Trial Collaboration and Supply Agreement with Bristol Myers Squibb

In June 2024, the Group entered into a clinical trial collaboration and supply agreement with Bristol-Myers Squibb Company (“BMS”) to evaluate the Group’s novel bispecific antibody, givastomig, targeting Claudin18.2 x 4-1BB in clinical trials, in combination with BMS’s anti-PD-1 monoclonal antibody product known as OPDIVO® (nivolumab). Under the terms of the agreement, the Group will be responsible for sponsoring and conducting, at its own cost, a multi-national Phase 1 trial of givastomig in combination with nivolumab. BMS will manufacture and supply a sufficient amount of nivolumab to the Group solely for the conduct of the combination therapy at no charge to the Group. BMS grants to the Group a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to use nivolumab in research and development solely to the extent necessary to conduct the combination therapy, seek regulatory approval for, and upon such regulatory approval, market and promote givastomig for use in the combination therapy with nivolumab. The Group grants to BMS a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to seek regulatory approval for, and upon such regulatory approval, market and promote nivolumab in the combination therapy with givastomig.

13. OTHER INCOME, NET

The following table summarizes other income, net recognized for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
Fair value change and extinguishment of put right liabilities	$—	$11,876
Net foreign exchange losses	(1)	(5,569)
Income of incentive payment from depository bank	256	636
Impairment of long-lived assets	—	(1,246)
Other	(201)	(216)
Total other income, net	$54	$5,481

14. NET LOSS PER SHARE

Basic and diluted net loss per share for the six months ended June 30, 2025 and 2024 are calculated as follows:

	Six Months Ended June 30,
	2025	2024
Numerator:
Net loss attributable to continuing operations	$(8,654)	$(18,360)
Net income attributable to discontinued operations	—	27,466
Net income (loss)	$(8,654)	$9,106
Denominator:
Denominator for basic and diluted income (loss) per share calculation- weighted average number of common shares outstanding	187,794,543	186,001,615

Net loss per share from continuing operations - basic and diluted	$(0.05)	$(0.10)
Net income per share from discontinued operations - basic and diluted	$—	$0.15
Net income (loss) per share - basic and diluted	$(0.05)	$0.05

The Group uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive for purposes of reporting loss per share for discontinued operations. The control number concept requires that the same number of potentially dilutive securities applied in computing diluted earnings per share from continuing operations be applied to all other categories of income or loss, regardless of their anti-dilutive effect on such categories. The effects of all outstanding RSUs and stock options have been excluded from the computation of diluted loss per share for the six months ended June 30, 2025 and 2024 as their effects would be anti-dilutive to the control number. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Six Months Ended June 30,
	2025	2024
RSUs	4,467,657	5,336,477
Stock options	9,980,595	14,360,373

15. COMMITMENTS AND CONTINGENCIES

Contingencies

On February 6, 2024, the Group entered into definitive agreements with TJBio Hangzhou and its investors which provided that the Group’s wholly-owned subsidiary, I-Mab Hong Kong, would transfer the equity interests it held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of certain existing repurchase obligations owed by I-Mab Hong Kong to those shareholders.

In connection with the divestiture of its Greater China assets and business operations, the Group transferred the equity interests it held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. However, the non-participating shareholders of TJBio Hangzhou initiated legal proceedings against I-Mab Hong Kong and the Group in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders sought monetary relief amounting to $17.4 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceedings were concluded and I-Mab settled with the non-participating shareholders in the second half of 2024.

The Group did not have significant long-term obligations, or guarantees as of June 30, 2025 and December 31, 2024.

On March 1, 2022, the Group filed a complaint in the United States District Court for the District of Delaware, naming Inhibrx, Inc. and Dr. Brendan Eckelman as defendants (together “the Defendants”). This trial was related to the litigation against the Defendants’ alleged misappropriation of the Company’s preclinical and clinical trade secret data, allegedly obtained by Dr. Eckelman while acting as an expert witness for Tracon. The Company sought damages in the form of a lump sum reasonable royalty, along with exemplary damages for Defendants’ willful and malicious misappropriation. The judge bifurcated for a later bench trial the Company’s claims related to Defendants’ misappropriation of its business trade secret information. On November 1, 2024, a federal jury in the United

States District Court for the District of Delaware found in favor of the Defendants in this bifurcated trial relating to a portion of the Company’s trade secret information.

16. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group for the six months ended June 30, 2025 and 2024:

Name of related parties	Relationship with the Group
I-Mab Biopharma (Hangzhou) Co., Ltd	Subsidiary of the Group before September 15, 2020; Affiliate of the Group from September 15, 2020 to April 2, 2024.
ABio-X Holdings, Inc.

ABio-X is a wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P. C-Bridge Healthcare Fund V, L.P. and its affiliates hold more than 15% of the total outstanding shares of the Company.

On February 6, 2024, the Group participated in the Series C fundraising of TJBio Hangzhou and invested $19.0 million in exchange for 5.65% of equity interest. See Note 7 – Investments and put right liabilities. for more information.

During the six months ended June 30, 2025, the Group recognized $0.1 million in consulting and rent expenses from ABio-X Holdings, Inc.

17. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, and other receivables. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of June 30, 2025 and December 31, 2024, substantially all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the United States. Management believes these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

18. SUBSEQUENT EVENTS

On August 5, 2025, the Company completed an underwritten offering of 76,666,659 ordinary shares, representing the equivalent of 33,333,330 ADSs, at $1.95 per ADS. The net proceeds from the underwritten offering were approximately $61.2 million.

On September 3, 2025, the Company adopted the 2025 Omnibus Share Incentive Plan (the “2025 Plan”) and 2025 Share Incentive Scheme (the “2025 Scheme”). The maximum aggregate number of ordinary shares of the Company authorized for issuance under the 2025 Plan is 18,810,820 ordinary shares, which is equivalent to 8,178,617 ADSs, plus (a) any returning shares which become available from time to time, plus (b) the sum of any shares which, but for the termination of the Prior Plans immediately prior to the effective date, were at such time reserved and available for issuance under the Prior Plans but not issued or subject to outstanding awards. “Prior Plans” means the Company’s (i) Second Amended and Restated 2017 Employee Stock Option Plan, (ii) Second Amended and Restated 2018 Employee Stock Option Plan, (iii) 2019 Share Incentive Plan, (iv) 2020 Share Incentive Plan, (v) 2021 Share Incentive Plan, (vi) 2022 Share Incentive Plan and (vii) 2024 Omnibus Incentive Plan. The maximum aggregate number of ordinary shares authorized for issuance under the 2025 Scheme shall not exceed 13,238,741 shares.

During September 2025, TJBiopharma’s new and existing shareholders approved the closing of a Series C-2 financing. The Company received a deposit of the RMB equivalent of $7.2 million in anticipation of a sale of a portion of its preferred shares held in TJBiopharma.

I-Mab Hong Kong expects to close an equity purchase agreement to acquire 100% ownership of Bridge Health Biotech Co., Ltd (“Bridge Health”) early in the fourth quarter 2025. The transaction is expected to provide the Company with the rights to bispecific and multi-specific applications based on the Claudin 18.2 parental antibody used in givastomig. Under the terms of the equity purchase agreement, the Company will pay Bridge Health shareholders an upfront payment of $1.8 million and non-contingent payments of $1.2 million through 2027. In addition, Bridge Health shareholders may receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones.